From: Siadatpour, Payam
Sent: Monday, May 07, 2012 4:39 PM
To: 'minored@sec.gov'
Cc: Boehm, Steven; Mahon, John
Subject: GSV Capital Corp. -- Form of Opinion

Dominic,

As you discussed with John Mahon, I have attached a clean and marked form-of legality opinion that we intend to file in connection with GSV's shelf registration statement.

Please let us know if you have any questions or comments.

Regards,

Payam

Payam Siadatpour | Associate

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0278 direct | 202.637.3593 facsimile
payam.siadatpour@sutherland.com | www.sutherland.com
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